EXHIBIT 12

COMPUTATION OF RATIOS

(UNAUDITED)

Our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preference distributions for each of the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003 are as follows:

	Year Ended December 31,
($ in thousands)	2007	2006	2005	2004	2003
Net income from continuing operations	$576,972	$603,105	$632,458	$661,564	$451,397
Fixed charges and preference dividends	965,420	810,122	565,320	421,568	423,567
Minority interest in the Operating Partnership not included in fixed charges	(18,559)	(20,173)	3,808	109	1,089
Capitalized interest	(53,648)	(26,195)	(15,582)	(8,718)	(5,407)
Equity in income of partially-owned entities in excess of distributions	(13,352)	—	—	(26,624)	—

Earnings - Numerator	$1,456,833	$1,366,859	$1,186,004	$1,047,899	$870,655

Interest and debt expense, including the Company’s pro-rata share of partially-owned entities	$823,030	$692,496	$415,826	$313,289	$296,059
Capitalized interest	53,648	26,195	15,582	8,718	5,407
1/3 of rental expense – interest factor	11,848	9,490	7,382	5,491	5,491
Fixed charges - Denominator	888,526	728,181	438,790	327,498	306,957
Preferred unit distributions, a component of minority interest	76,894	81,941	126,530	94,070	116,619
Combined fixed charges and preference dividends - Denominator	$965,420	$810,122	$565,320	$421,568	$423,576

Ratio of earnings to fixed charges	1.64	1.88	2.70	3.20	2.84
Ratio of earnings to combined fixed charges and preference distributions	1.51	1.69	2.10	2.49	2.06

Earnings equals (i) income from continuing operations before income taxes plus, (ii) minority interest not included in fixed charges and (iii) fixed charges, minus (iv) equity in income of partially-owned entities in excess of distributions and (v) capitalized interest. Fixed charges equals (i) interest debt expense, plus (ii) the Company’s pro-rata share of interest expense of partially-owned entities, (iii) capitalized interest and (iv) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals. Combined fixed charges and preference distributions equals fixed charges plus preferred unit distributions.